Filed Pursuant to Rule 433
Registration No. 333-135092
Pricing Term Sheet
February 26, 2007
Allied Waste North America, Inc.
6.875% Senior Notes due 2017

Issuer:	Allied Waste North America, Inc.
Size:	$750,000,000
Maturity:	June 1, 2017
Coupon:	6.875%
Public Offering Price:	100.00% per note; $750,000,000 total
Underwriting Discount:	1.50% per note; $11,250,000 total
Proceeds, Before Expenses, to the Issuer:	98.50% per note; $738,750,000 total
Yield to Maturity:	6.875%
Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2007
Record Date for Interest Payments:	May 15 and November 15
Redemption Provisions:
Make-Whole Call:	Prior to June 1, 2012, at the greater of (a) 100% of principal amount or (b) a discount rate of Treasury plus 50 basis points
Redemption Prices:	Commencing on June 1, 2012: 2012: 103.438% 2013: 102.292% 2014: 101.146% 2015 and thereafter: 100.000%
Redemption with Proceeds of Equity Offerings:	Prior to June 1, 2010 up to 33 1/3% may be redeemed at 106.875%
Settlement:	T + 10; March 12, 2007
CUSIP:	01958X BS5
Other Information:
Date Relating to Settlement:	Purchasers wishing to trade on or prior to March 6, 2007 will be required to specify an alternative settlement cycle
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-888-722-9555, attention High Yield Syndicate.